UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDENOR S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015 AND FOR THE NINE AND THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2015

PRESENTED IN COMPARATIVE FORM

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
EDENOR S.A	Empresa Distribuidora y Comercializadora Norte S.A.
EDESUR S.A	Empresa Distribuidora Sur S.A.
EASA	Electricidad Argentina S.A.
RTI	Tariff Structure Review
SE	Energy Secretariat
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
PUREE	Program for the Rational Use of Electric Power
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico (the company in charge of the regulation and operation of the wholesale electricity market)
SIESA	Salta Inversiones Eléctricas S.A.
SEGBA S.A.	Servicios Eléctricos del Gran Buenos Aires S.A.
MMC	Cost Monitoring Mechanism
MEM	Wholesale Electricity Market
ENRE	National Regulatory Authority for the Distribution of Electricity
LVFVD	Sale Settlements with Maturity Dates to be Determined
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
IFRIC	International Financial Reporting Interpretations Committee
TERI	Study, Review and Inspection of Works in Public Spaces Fees
FOTAE	Trust for the Management of Electricity Power Transmission Works
CYCSA	Comunicaciones y Consumos S.A.
PYSSA	Préstamos y Servicios S.A.
SACME	S.A. Centro de Movimiento de Energía
CNV	National Securities Commission
PEPASA	Petrolera Pampa S.A.

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the concession agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: EASA

Legal address: 3302 Ortiz de Ocampo, Building 4, City of Buenos Aires

Main business of the parent company:  Investment in Edenor S.A.’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.54%

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2015

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 13)
Common, book-entry shares, face value 1, 1 vote per share

Class A	462,292,111
Class B (1)	442,210,385
Class C	1,952,604
906,455,100

(1)  Includes 9,412,500 treasury shares as of September 30, 2015 and December 31, 2014.

Edenor S.A.

Condensed Interim Statement of Financial Position

as of September 30, 2015 presented in comparative form

(Stated in thousands of pesos)

	Note	09.30.15	12.31.14
ASSETS

Non-current assets
Property, plant and equipment	8	7,787,646	6,652,482
Interest in joint ventures		434	432
Deferred tax asset	18	94,193	87,167
Other receivables	9	257,554	249,235
Financial assets at fair value through profit or loss		42,828	-
Total non-current assets		8,182,655	6,989,316

Current assets
Inventories		97,716	73,970
Other receivables	9	1,283,857	250,307
Trade receivables	10	997,161	882,949
Financial assets at fair value through profit or loss	11	1,138,156	254,447
Financial assets at amortized cost		111	-
Cash and cash equivalents	12	178,183	179,080
Total current assets		3,695,184	1,640,753
TOTAL ASSETS		11,877,839	8,630,069

Edenor S.A.

Condensed Interim Statement of Financial Position

as of September 30, 2015 presented in comparative form (continued)

(Stated in thousands of pesos)

	Note	09.30.15	12.31.14
EQUITY
Share capital	13	897,043	897,043
Adjustment to share capital		397,716	397,716
Additional paid-in capital		3,452	3,452
Treasury stock	13	9,412	9,412
Adjustment to treasury stock		10,347	10,347
Other comprehensive loss		(39,862)	(39,862)
Accumulated losses		45,766	(893,107)
TOTAL EQUITY		1,323,874	385,001

LIABILITIES
Non-current liabilities
Trade payables	14	214,689	231,105
Other payables	15	2,317,368	1,644,587
Borrowings	16	1,767,782	1,598,442
Deferred revenue		133,784	109,089
Salaries and social security payable	17	81,437	62,858
Benefit plans		181,863	150,355
Tax liabilities	19	2,232	3,164
Provisions	20	169,700	112,095
Total non-current liabilities		4,868,855	3,911,695
Current liabilities
Trade payables	14	4,012,074	3,299,891
Other payables	15	100,897	187,096
Borrowings	16	81,129	33,961
Derivative financial instruments		-	5,895
Deferred revenue		764	764
Salaries and social security payable	17	663,076	610,649
Benefit plans		19,738	10,566
Tax liabilities	19	747,969	160,483
Provisions	20	59,463	24,068
Total current liabilities		5,685,110	4,333,373
TOTAL LIABILITIES		10,553,965	8,245,068

TOTAL LIABILITIES AND EQUITY		11,877,839	8,630,069

The accompanying notes are an integral part of these Financial Statements.

Edenor S.A.

Condensed Interim Statement of Comprehensive Income (Loss)

for the nine-month period ended September 30, 2015

 presented in comparative form

(Stated in thousands of pesos)

		Nine months at		Three months at
	Note	09.30.15	09.30.14	09.30.15	09.30.14
Revenue	21	2,911,190	2,748,203	1,043,180	994,988
Electric power purchases		(1,547,898)	(1,413,303)	(547,834)	(504,422)
Subtotal		1,363,292	1,334,900	495,346	490,566
Transmission and distribution expenses	22	(2,331,136)	(2,042,711)	(804,048)	(727,696)
Gross loss		(967,844)	(707,811)	(308,702)	(237,130)

Selling expenses	22	(600,961)	(460,960)	(234,589)	(181,117)
Administrative expenses	22	(479,126)	(327,876)	(172,593)	(130,579)
Other operating expense, net		(265,216)	(130,653)	(153,150)	(38,684)
Gain from interest in joint ventures		2	7	-	-
Operating loss before higer costs recognition and SE Resolution 32/15		(2,313,145)	(1,627,293)	(869,034)	(587,510)
Income recognition on account of the RTI - SE Resolution 32/15	2	3,809,727	-	1,421,075	-
Higher cost recognition – SE Resolution 250/13 and subsequent Notes	2	186,596	735,534	-	-
Operating profit (loss)		1,683,178	(891,759)	552,041	(587,510)

Financial income	23	58,196	164,462	20,563	16,181
Financial expenses	23	(150,543)	(484,704)	(188,439)	(142,928)
Other financial results	23	(75,931)	(301,042)	(49,382)	(35,046)
Net financial expense		(168,278)	(621,284)	(217,258)	(161,793)
Profit (Loss) before taxes		1,514,900	(1,513,043)	334,783	(749,303)

Income tax	18	(576,027)	69,342	(120,653)	28,403
Profit (Loss) for the period		938,873	(1,443,701)	214,130	(720,900)

Basic and diluted earnings (loss) per share:
Basic and diluted earnings (loss) per share	24	1.05	(1.61)	0.53	(0.79)

The accompanying notes are an integral part of these Financial Statements.

Edenor S.A.

Condensed Interim Statement of Changes in Equity

for the nine-month period ended September 30, 2015

presented in comparative form

(Stated in thousands of pesos)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Other comprehen- sive loss	Accumulated deficit	Total equity
Balance at December 31, 2013	897,043	397,716	9,412	10,347	3,452	(28,277)	(113,391)	1,176,302

Loss for the nine-month period	-	-	-	-	-	-	(1,443,701)	(1,443,701)
Balance at September 30, 2014	897,043	397,716	9,412	10,347	3,452	(28,277)	(1,557,092)	(267,399)

Loss for the three-month complementary period	-	-	-	-	-	-	663,985	663,985
Other comprehensive loss for the year	-	-	-	-	-	(11,585)	-	(11,585)
Balance at December 31, 2014	897,043	397,716	9,412	10,347	3,452	(39,862)	(893,107)	385,001

Profit for the nine-month period	-	-	-	-	-	-	938,873	938,873
Balance at September 30, 2015	897,043	397,716	9,412	10,347	3,452	(39,862)	45,766	1,323,874

The accompanying notes are an integral part of these Financial Statements.

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2015

presented in comparative form

(Stated in thousands of pesos)

	Note	09.30.15	09.30.14
Cash flows from operating activities
Profit (Loss) for the period		938,873	(1,443,701)
Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	22	204,080	173,509
Loss on disposals of property, plants and equipments		3,188	587
Net accrued interest		76,723	312,483
Exchange differences	23	170,130	404,319
Income tax	18	576,027	(69,342)
Allowance for the impairment of trade and other receivables, net of recovery		22,843	11,311
Adjustment to present value of receivables	23	(3,201)	(4,462)
Provision for contingencies		115,681	59,295
Other expenses - FOCEDE		42,637	-
Changes in fair value of financial assets	23	(93,169)	(51,705)
Accrual of benefit plans		63,748	27,052
Gain from interest in joint ventures		(2)	(7)
Higher cost recognition – SE Resolution 250/13 and subsequent Notes	2	(186,596)	(735,534)
Income recognition on account of the RTI - SE Resolution 32/15	2	(447,438)	-
Net gain from the repurchase of Corporate Bonds	23	-	(44,388)
Income from non-reimbursable customer contributions		(573)	-
Changes in operating assets and liabilities:
Increase in trade receivables		(88,373)	(74,159)
Increase in other receivables		(1,032,805)	(146,893)
Increase in inventories		(23,746)	(34,920)
Increase in deferred revenue		25,267	63,431
Increase (Decrease) in trade payables		629,902	(346,134)
Increase in salaries and social security payable		71,005	107,289
Decrease in benefit plans		(23,069)	(9,421)
(Decrease) in tax liabilities		925	(21,911)
Increase in other payables		11,873	296,121
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)		25,612	352,207
Net decrease in provisions		(22,680)	(27,370)
Subtotal before variations of debts with Cammesa		1,056,862	(1,202,343)
Increase in account payable and mutuum with Cammesa		925,472	2,297,474
Net cash flows generated by operating activities		1,982,334	1,095,131

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2015

presented in comparative form (continued)

(Stated in thousands of pesos)

	Note	09.30.15	09.30.14
Cash flows from investing activities
Payment of property, plants and equipments		(1,061,472)	(1,031,768)
Net (payment for) collection of purchase / sale of financial assets at fair value		(839,374)	(130,149)
Collection of receivables from sale of subsidiaries - SIESA		4,272	2,976
Net cash flows used in investing activities		(1,896,574)	(1,158,941)

Cash flows from financing activities
Payment of principal on loans		-	(424)
Payment of interest on loans		(83,484)	(75,290)
Net cash flows used in financing activities		(83,484)	(75,714)

Decrease in cash and cash equivalents		2,276	(139,524)

Cash and cash equivalents at the beginning of year	12	179,080	243,473
Exchange differences in cash and cash equivalents		(3,173)	546
Decrease in cash and cash equivalents		2,276	(139,524)
Cash and cash equivalents at the end of period	12	178,183	104,495

Supplemental cash flows information
Non-cash investing and financing activities

Financial costs capitalized in property, plants and equipments	8	(192,176)	(7,188)

Acquisitions of property, plant and equipment through increased trade payables		(88,784)	-

Decrease from offsetting of PUREE-related liability against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	2	10,619	(168,426)

Decrease from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	2	158,081	(1,038,047)

Decrease from offset of other liabilities with CAMMESA for loans for consumption (Mutuums) granted for higher salary costs (SE Resolution 32/15)		(447,438)	-

Decrease in financial assets at fair value from repurchase of Corporate Bonds		-	91,638

The accompanying notes are an integral part of these Financial Statements.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form

1.                   General information

History and development of the Company

EDENOR S.A., or the Company, was organized on July 21, 1992 by Decree No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA S.A.

By means of an International Public Bidding, the Federal Government awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Decree No. 1,507/92 of the Federal Government.

On September 1, 1992, EASA took over the operations of EDENOR S.A.

The corporate purpose of EDENOR S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In fiscal years 2014, 2012 and 2011, the Company recorded negative operating and net results, and both its liquidity level and working capital, even in fiscal year 2013, were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its real higher costs (“MMC”), as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%.

In spite of the above-mentioned situation, it is worth mentioning that, in general terms, the quality of the electricity distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied in a regular, continuous and safe manner. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, the Company has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact thereof on the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to provide the public service in a satisfactory manner in terms of quality and safety.

As a consequence of that which has been previously described, the Company permanently maintained in the last four fiscal years a working capital deficit, inasmuch as it had neither the necessary nor the adequate conditions to come to the financial market to make up the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession.

The Company has made a series of presentations before control agencies, regulatory authorities and courts in order to exercise the rights to which it is entitled in accordance with the Concession Agreement, the Adjustment Agreement and the general electric power regulatory framework so as to be able to provide an efficient and safe distribution service, maintain the level of investments and comply with the increased demand.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

The partial recognition of higher costs (as stipulated in Section 4.2 of the Adjustment Agreement) for the period May 2007-January 2015, implemented by SE Resolution 250/13 and SE Notes 6852/13, 4012/14, 486/14, and 1136/14, represented a significant step towards the recovery of the Company’s economic and financial situation. However, such recognition was insufficient to either offset the total accumulated deficit or cover the Company’s operating costs and current investments. Therefore, when Resolution 32/15 was issued, the overdue debts with CAMMESA could not be fully settled.

In view of the above, in 2014, the Company obtained from the Federal Government the granting of loans for consumption (mutuums) in order to be able to afford specific aspects, such as: a) the salary increases granted to Company employees represented by the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) as from May 1, 2014 and other benefits, applicable also to those contractors whose employees are included in the collective bargaining agreements of the aforementioned union, not currently in effect by Resolution 32 (Note 2.c); and b) the extraordinary investment plan due to the temporary insufficiency of the funds obtained from the fixed charges established by ENRE Resolution 347/12  (Note 2.c).

Subsequently, on March 13, 2015, the Official Gazette published SE Resolution 32/15, issued by the Energy Secretariat (SE), which addresses the need for the adjustment of the economic and financial situation of distribution companies and considers it necessary that urgent and temporary measures should be adopted in order to maintain the normal provision of the public service, object of the concession (Note 2.b). As a consequence of the aforementioned Resolution, the Company recognized positive operating results for this concept, which have been recorded in the “Recognition of income on account of the RTI – SE Resolution 32/15” line item within the Statement of Comprehensive Income (Loss). Furthermore, and due to the insufficiency of the funds for the planned objectives, the Company maintains the Loan for Consumption (Mutuum) Agreement aimed at financing the investments included in the extraordinary investments plan.

Based on the cost increase estimates and financial projections made by the Company, considering the measures of SE Resolution 32/15, provided that the transfers of funds set forth therein are made, the Board of Directors believes that financial resources will be available, in the short-term, to cover not only the operating costs and debt interest payments, but also part of the investment plans, if the payment plan to be defined with CAMMESA for the settlement of the remaining debt with the MEM conforms to the generation of the surplus cash flow. Compliance with the investment plans will depend on whether the assistance received until now under the respective Loan for consumption (Mutuum) Agreement continues.

As of September 30, 2015, the working capital deficit amounts to $1.9 billion, including the amounts owed to CAMMESA for $2.3 billion as described in Note 2.a).e), about which a payment plan agreement is currently being negotiated by the Company, if viable according to the Company’s current cash flows.

Although these temporary measures help decrease the degree of uncertainty concerning the Company’s financial ability for the current 2015 fiscal year, the Board of Directors believes that the sustainable recovery of the economic and financial equation of the public service, object of the concession, will fundamentally depend on the application of an RTI that takes into consideration the permanent development of operating costs, that allows for the payment of the required investments to meet the increasing demand with the quality levels stipulated in the Concession Agreement -or those which may be defined in the future- and that makes it possible to have access to financing sources, cover the corresponding costs and, at the same time, generate a reasonable return on the investment.

The Company Board of Directors will continue to take steps before the Grantor of the Concession and the regulatory authority aimed not only at monitoring the compliance with and effectiveness of the temporary measures adopted until now but also at obtaining compliance with the provisions of both the Adjustment Agreement and SE Resolution 32/15 concerning the carrying out of the RTI.

To date, the outcome of the RTI continues to be uncertain as to both its timing and final form.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

Furthermore, although the conditions of uncertainty existing in previous fiscal years have been mitigated as compared to short-term projections by the temporary measures adopted by the Federal Government, it cannot be assured that such measures will continue to be effective in the medium and long-term inasmuch as the effectiveness thereof will depend on the increase of costs in subsequent periods and the availability of resources of the Federal Government to absorb them and, at the same time, continue with the assistance provided through the Loans for consumption (Mutuums), until the RTI is resolved in a satisfactory manner.

2.                  Regulatory framework

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2014, except for the following:

a)           Resolution 32/15

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by the Company in the financial statements as of December 31, 2014, are as follow:

The SE issued SE Resolution 32/15, whereby it:

a)       Grants a temporary increase in income to Edenor effective as from February 1, 2015, and on account of the RTI, in order for the Company to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

The additional income will arise from the difference between the “Theoretical electricity rate schedule” included in the resolution and the electricity rate schedule currently applied to each customer category, according to the ENRE’s calculations, which are to be informed to the SE and CAMMESA on a monthly basis. The above-mentioned funds will be contributed by the Federal Government and transferred to the Company by CAMMESA.

b)     Establishes that, as from February 1, 2015, the funds relating to the PUREE to which SE Resolution 745/05 refers will be regarded as part of the Company’s income on account of the RTI and earmarked to cover the higher costs of the provision of the public service, object of the concession.

c)     Authorizes the Company to offset, until January 31, 2015, the PUREE-related debts against and up to the amount of the MMC established receivables, including interest, if any, on both concepts.

d)     Instructs CAMMESA to issue LVFVD in favor of the Company for the surplus amounts in favor of the Company, resulting from the offsetting process indicated in the preceding paragraph, and for the amounts owed by the Company under the Loans for consumption (Mutuums) granted for higher salary costs.

e)     Instructs CAMMESA to implement a payment plan to be defined with the Company, with the prior approval of the SE, for the settlement of the remaining balances in favor of the MEM.

f)      Establishes that the Company will neither distribute dividends nor use the income deriving from that which has been detailed in caption a) to repay loans to financial entities, restructure financial debts, acquire other companies, grant loans, or carry out other transactions that are not strictly related to the payment of its obligations with the MEM, the payment of salaries of the Company’s own or hired personnel or the making of payments to suppliers of goods and/or services related to the provision of the public service of electricity distribution.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

g)     Establishes that the Company shall observe the provisions of clause 22.1 of the Adjustment Agreement and suspend any administrative claim and/or judicial action it may have brought against the Federal Government, the SE and/or the ENRE in relation to the compliance with clause 4.2 of the Adjustment Agreement and the provisions of the resolution’s clauses.

The impacts of SE Resolution 32/2015 on the Statement of Comprehensive Income (Loss) are summarized below:

		09.30.15
Other income
Additional increase from the difference between the electricity rate schedules (February-June/15) (1)	a)	2,933,139
Funds obtained from the program for the rational use of electric power (PUREE)	b)	429,150
Decrease in loans for consumption (Mutuums) granted for higher salary costs	d)	447,438
Higher cost recognition	c)	186,596
Total other income		3,996,323

(1) As of September 30, 2015, the balance pending collection amounts to $ 842.8 million.

Additionally, and as established by the Energy Secretariat through SE Note No. 1208 dated June 29, 2015, the amounts owed to CAMMESA have been recalculated based on the new adopted criteria.  In that regard, on July 22, 2015, the new owed amounts were agreed upon, and CAMMESA issued the LVFVD established in captions c) and d) and the documents supporting that which had been agreed. The net result of this agreement generated a profit of $ 254.4 million that has been recorded in the “Financial expenses” line item within the Statement of Comprehensive Income (Loss).

At the date of issuance of these financial statements, the Company Management is analyzing the steps to be followed as indicated in section 14 of SE Resolution 32/15 in relation to that which has been detailed in the preceding caption g).

b)         Loans for consumption (mutuums) and assignments of secured receivables

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2014, except for the following:

1) Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE

In the current fiscal year, the loan for consumption (mutuum) agreement was extended, as instructed by the SE to CAMMESA, for an additional amount of $ 1.9 billion.

As of September 30, 2015, the debt related to this concept amounts to $ 956.8 million (comprised of $ 831.6 million principal and $ 125.2 million in accrued interest) which is disclosed in the Other non-current payables account.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

2) Higher salary costs

The aforementioned SE Resolution 32/15 resolves that LVFVD be issued in favor of the Company for the amounts generated by the salary increases deriving from the application of Resolution 836/14 of the Ministry of Labor, Employment and Social Security for whose payment the Company received this Loan for consumption (Mutuum); allowing for the offsetting thereof against the outstanding balances for this concept. The LVFVD were issued on July 16, 2015.

In this regard, the Company made the pertinent recordings, fully canceling the $476.7 million liability for this concept, thus generating a positive result of $ 447.4 million relating to the principal received, which has been disclosed in the “Recognition of income on account of the RTI – SE Resolution 32/15” line item of the income statement, and a positive result of $ 29.3 million, relating to interest accrued, which has been disclosed in the “Financial expenses” line item of the income statement.

c)            Framework Agreement

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by the Company as of December 31, 2014, are as follow:

In June 2015, the Company, together with EDESUR S.A., the Federal Government and the Government of the Province of Buenos Aires signed an Addendum pursuant to which the New Framework Agreement was renewed for a period of four years, from January 1, 2015 to December 31, 2018.

Therefore, the Company has recognized the revenue relating to this concept, which amounts to $ 25.6 and has been disclosed in the “Revenue from sales” line item of the Condensed Interim Statement of Comprehensive Income (Loss).

3.                  Basis of preparation

These condensed interim financial statements for the nine and three-month periods ended September 30, 2015 and 2014 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”.

This condensed interim financial information must be read together with the Company’s financial statements as of December 31, 2014, which have been prepared in accordance with IFRS. These condensed interim financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise. They have been prepared under the historical cost convention, as modified by the measurement of financial assets at fair value through profit or loss.

The condensed interim financial statements for the nine-month periods ended September 30, 2015 and 2014 have not been audited. The Company Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the nine-month periods ended September 30, 2015 and 2014 do not necessarily reflect the Company’s results in proportion to the full fiscal years.

These condensed interim financial statements were approved for issue by the Company Board of Directors on November 9, 2015.

Comparative information

The balances as of December 31, 2014 and for the nine-month period ended September 30, 2014, disclosed in these condensed interim financial statements for comparative purposes, arise from the financial statements as of those dates.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

4.                  Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the consolidated financial statements for the last financial year, which ended December 31, 2014, except for those mentioned below.

There are no new IFRS or IFRIC applicable as from the current period that have a material impact on the Company’s condensed interim financial statements.

These condensed interim financial statements must be read together with the audited consolidated financial statements as of December 31, 2014 prepared under IFRS.

•       Recognition of income on account of the RTI - SE Resolution 32/15

The recognition established by SE Resolution 32/15 falls within the scope of IAS 20, inasmuch as it implies a compensation to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

It is recognized at fair value when there is reasonable assurance that it will be collected and the Company has complied with the provision of the service.

Moreover, the income deriving from the funds to which SE Resolution 745/05 (Note 2.a.b) refers is recognized on the basis of amounts billed.

Such concepts have been disclosed in the “Recognition of income on account of the RTI - SE Resolution 32/15” line item of the Condensed Interim Statement of Comprehensive Income (Loss).

5.                   Financial risk management

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

There have been no significant changes in the Company’s risk management policies since the last fiscal year end.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

Financial risk factors

•         Currency risk

As of September 30, 2015 and December 31, 2014, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 09.30.2015	Total 12.31.2014

ASSETS
NON-CURRENT ASSETS
Other receivables	USD	-	9.322	-	2,807
TOTAL NON-CURRENT ASSETS		-		-	2,807
CURRENT ASSETS
Other receivables	USD	2,922	9.322	27,234	-
	EUR	13	10.404	131	-
Financial assets at fair value through profit or loss	USD	-	9.322	-	26,002
Cash and cash equivalents	USD	4,129	9.322	38,490	6,392
	EUR	13	10.404	140	148
TOTAL CURRENT ASSETS		7,077		65,995	32,542
TOTAL ASSETS		7,077		65,995	35,349

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	181,554	9.422	1,710,598	1,598,442
Related parties	USD	6,069	9.422	57,184	-
TOTAL NON-CURRENT LIABILITIES		187,623		1,767,782	1,598,442
CURRENT LIABILITIES
Trade payables	USD	7,006	9.422	66,006	76,502
	EUR	86	10.539	906	20,053
	CHF	30	9.665	293	262
	NOK	68	1.113	76	79
Borrowings	USD	8,335	9.422	78,524	33,961
Related parties	USD	276	9.422	2,605	-
TOTAL CURRENT LIABILITIES		15,801		148,410	130,857
TOTAL LIABILITIES		203,424		1,916,192	1,729,299

(1)       The exchange rates used are those of Banco Nación in effect as of September 30, 2015 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).  An average exchange rate is used for balances with related parties.

As of September 30, 2015, the Company has Argentine sovereign debt bonds it has acquired in order to hedge this financial risk.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

•         Financial instruments

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

-          Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

-          Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

-          Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of September 30, 2015 and December 31, 2014:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At September 30, 2015
Assets
Cash and cash equivalents
Money market funds	99,903	-	-	99,903
Financial assets at fair value through profit or loss:
Government bonds	42,828	-	-	42,828
Money market funds	1,138,156	-	-	1,138,156
Derivative financial instruments	-	111	-	111
Total assets	1,280,887	111	-	1,280,998

At December 31, 2014
Assets
Cash and cash equivalents
Money market funds	135,537	-	-	135,537
Financial assets at fair value through profit or loss:
Government bonds	21,150	-	-	21,150
Money market funds	233,297	-	-	233,297
Total assets	389,984	-	-	389,984

Liabilities
Derivative financial instruments	-	5,895	-	5,895
Total liabilities	-	5,895	-	5,895

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

Concentration risk factors

•         Related to employees who are union members

On June 8, 2015, an agreement was entered into by the Ministry of Labor, Employment and Social Security, EDESUR S.A., the Sindicato de Luz y Fuerza Capital Federal (Electric Light and Power Labor Union), the Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies) and the Company, pursuant to which the following was established:

A salary increase, until April 30, 2016, of 16% from May 1, 2015 and of a non-cumulative 11.8% from September 1, 2015.

An 11.9% increase, for the period May-October 2016, to be calculated on the salaries of April 2016.

The aforementioned Resolution applies also to the contractors whose employees are included in the collective bargaining agreement of the above-mentioned union/association.

6.                  Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

In preparing these condensed interim financial statements, there have been no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the financial statements for the year ended December 31, 2014.

a.        Impairment of long-lived assets

As from the implementation of SE Resolution No. 32/15, which established a temporary increase in income effective as from February 1, the projections made by the Company have been adjusted with regard to the recoverability of its property, plant and equipment.

The future increase in electricity rates used by the Company to assess the recoverability of its long-lived assets on the balances as of December 31, 2014 is based on the rights to which the Company is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2 to these condensed interim financial statements. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain adopted measures, such as those described in Note 2 to these financial statements, have also been considered. The Company Management estimates that it is reasonable to expect that new increases in income will be obtained as from 2016.

In spite of the current economic and financial situation, described in Note 1 to these financial statements, the Company has made its projections under the assumption that the electricity rates will be improved according to the circumstances. However, the Company may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made at the date of preparation of these financial statements.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, the Company has considered three different probability-weighted scenarios. Although in all of them it is estimated that the Company will succeed in reaching an acceptable agreement with the Government resulting in a gradual tariff increase, the Company has considered different timing and magnitude of an increase in the DAV (Distribution Added Value).

The scenarios that have been considered are the following:

a) Scenario called Pessimistic scenario: in this scenario, the Company considers the effects of SE Resolution 32/15 and assumes modest electricity rate increases as from 2016 as a result of the gradual implementation of the RTI. CAMMESA’s financial assistance, as regards the reception of loans for consumption (mutuums) for the Extraordinary Investment Plan, is maintained until 2017. In 2017, the accumulated debt for energy purchases would begin to be paid and past higher real costs (not covered by the MMC) would be recognized, which would allow for the offsetting of the debts with CAMMESA against accumulated interest. Probability of occurrence assigned 20%.

b) Scenario called Intermediate scenario: in this case, the Company considers the effects of SE Resolution 32/15 and assumes reasonable electricity rate increases as from 2016, as a result of the gradual implementation of the RTI. CAMMESA’s financial assistance, as regards the reception of loans for consumption (mutuums) for the Extraordinary Investment Plan, is maintained until 2017. In 2017, the accumulated debt for energy purchases would begin to be paid and past higher real costs (not covered by the MMC) would be recognized, which would allow for the offsetting of the debts with CAMMESA against accumulated interest. Probability of occurrence assigned 65%.

c) Scenario called Optimistic scenario: in this case, the Company considers the effects of SE Resolution 32/15 and assumes increases in its remuneration in addition to that recognized in the Intermediate scenario as from 2016, as a result of the gradual implementation of the RTI. CAMMESA’s financial assistance, as regards the reception of loans for consumption (mutuums) for the Extraordinary Investment Plan, is maintained until 2017. In 2017, the accumulated debt for energy purchases would begin to be paid and past higher real costs (not covered by the MMC) would be recognized, which would allow for the offsetting of the debts with CAMMESA against accumulated interest. Probability of occurrence assigned 15%.

The Company has assigned to these three scenarios the previously detailed percentages of probability of occurrence based mainly on past experience and considering also the delay in the tariff renegotiation process, the present economic and financial situation, the status quo of the conversations that are being held with the Federal Government and the need to maintain the public service, object of the concession, in operation.

An after tax discount rate (WACC) in pesos stated in nominal terms of 24.5% has been used in all the scenarios.

Sensitivity analysis:

The main factors that could result in impairment charges in future periods are: i) a distortion in the nature, opportunity and modality of the electricity rate increases and recognition of cost adjustments, and ii) the development of the costs to be incurred. These factors have been taken into account in the aforementioned weight of scenarios. Due to the inherent uncertainty involved in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them considered individually could lead to distorting conclusions.

Based on the aforementioned, and considering that no events or circumstances have occurred during the current period that may modify the assessment made on the balances of property, plant and equipment as of December 31, 2014, the Company has determined that the valuation of these assets, taken as a whole, does not exceed their recoverable value as of September 30, 2015.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

b.           Going concern

These financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally during the next twelve months because in the Company’s opinion SE Resolution 32/15 provides greater certainty concerning the financial conditions existing prior to the issuance thereof and constitutes a reasonable basis for the commencement of the RTI.

7.                   Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the consolidated financial statements as of December 31, 2014, except for the following:

a.        Legal action brought by the Company (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, the Company instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – the “Adjustment Agreement”) entered into with the Company in 2006, and for damages caused as a result of such breach.

Provisional Remedy:  In the same action, in February 2014, the Company applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide the Company with economic assistance, whether by means of a temporary rate adjustment or through government grants. After notice was served upon and answered by the Federal Government – Ministry of Federal Planning, on May 27, 2014, the court hearing the case rejected the provisional remedy sought by the Company, decision which was confirmed by Division V of the Appellate Court and notified to the Company on December 19, 2014.

Procedural stage of the proceedings: On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Federal Government in due time on June 2, 2015.  The evidence offered with regard to the motion to “litigate in forma pauperis” is currently being analyzed.

b.       TERI

At the date of issuance of these condensed interim financial statements, the Company has received assessments and demand for payment notices from the Government of the City of Buenos Aires for a total amount of $ 39.9 million for this concept.

In the Company’s opinion these fees are not applicable in accordance with federal regulations, the case law and the procedural status of judicial decisions. Therefore, the Management of the Company as well as its external legal advisors believe that there exist good reasons to support the Company’s position and have this tax claim rejected by a court of law. Therefore, the probability of an outflow of resources on account of such contingency has been regarded as low.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

8.                  Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.14
Cost	162,192	1,444,310	4,086,201	1,953,167	632,114	1,960,435	136,188	10,374,607
Accumulated depreciation	(44,821)	(536,338)	(1,962,744)	(773,126)	(405,096)	-	-	(3,722,125)
Net amount	117,371	907,972	2,123,457	1,180,041	227,018	1,960,435	136,188	6,652,482

Additions	-	-	9,599	-	94,204	1,231,842	6,787	1,342,432
Disposals	-	-	(3,113)	(75)	-	-	-	(3,188)
Transfers	28,445	187,049	600,985	208,397	73	(1,006,782)	(18,167)	-
Depreciation for the year	(8,095)	(30,138)	(76,457)	(49,017)	(40,373)	-	-	(204,080)
Net amount 09.30.15	137,721	1,064,883	2,654,471	1,339,346	280,922	2,185,495	124,808	7,787,646

At 09.30.15
Cost	190,637	1,631,359	4,679,144	2,161,432	726,392	2,185,495	124,808	11,699,267
Accumulated depreciation	(52,916)	(566,476)	(2,024,673)	(822,086)	(445,470)	-	-	(3,911,621)
Net amount	137,721	1,064,883	2,654,471	1,339,346	280,922	2,185,495	124,808	7,787,646

•            During the period ended September 30, 2015, direct costs capitalized amounted to $ 199.7 million.

•            Financial costs capitalized for the period ended September 30, 2015 amounted to $ 192.2 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.13
Cost	133,155	1,367,062	3,778,595	1,769,798	538,668	1,042,590	50,577	8,680,445
Accumulated depreciation	(37,052)	(501,649)	(1,872,408)	(713,878)	(366,151)	-	-	(3,491,138)
Net amount	96,103	865,413	1,906,187	1,055,920	172,517	1,042,590	50,577	5,189,307

Additions	-	-	-	-	7,407	1,003,255	28,294	1,038,956
Disposals	-	(62)	(267)	(256)	(2)	-	-	(587)
Transfers	17,097	63,213	172,068	131,873	45,530	(429,781)	-	-
Depreciation for the year	(4,893)	(27,522)	(68,787)	(44,134)	(28,173)	-	-	(173,509)
Net amount 09.30.14	108,307	901,042	2,009,201	1,143,403	197,279	1,616,064	78,871	6,054,167

At 09.30.14
Cost	150,252	1,425,841	3,949,645	1,901,177	591,513	1,616,064	78,871	9,713,363
Accumulated depreciation	(41,945)	(524,799)	(1,940,444)	(757,774)	(394,234)	-	-	(3,659,196)
Net amount	108,307	901,042	2,009,201	1,143,403	197,279	1,616,064	78,871	6,054,167

Additions	-	-	-	-	5,259	600,241	57,317	662,817
Disposals	-	-	(355)	(17)	-	-	-	(372)
Transfers	11,940	18,469	138,098	52,020	35,343	(255,870)	-	-
Depreciation for the period	(2,876)	(11,539)	(23,487)	(15,365)	(10,863)	-	-	(64,130)
Discontinued operations	-	-	-	-	-	-	-	-
Net amount 12.31.14	117,371	907,972	2,123,457	1,180,041	227,018	1,960,435	136,188	6,652,482

•            During the period ended September 30, 2014, direct costs capitalized amounted to $ 112.8 million.

•            Financial costs capitalized for the period ended September 30, 2014 amounted to $ 7.2 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

9.                  Other receivables

	Note	09.30.15	12.31.14
Non-current:
		-	-
Minimum national income tax		169,680	168,588
Tax credits		9,049	2,089
Financial credit		71,596	71,192
Related parties	25.c	7,229	7,366
Total Non-current		257,554	249,235

Current:
Prepaid expenses		4,705	3,198
Credit form Income recognition on account of the RTI - SE Resolution 32/15	2	842,822	-
Value added tax		146,346	167,207
Advances to suppliers		5,510	8,070
Advances to personnel		635	1,782
Security deposits		5,727	2,424
Financial credit		16,222	6,658
Receivable with FOCEDE (1)		210,860	-
Receivables from electric activities		41,428	48,581
Related parties	25.c	662	753
Guarantee deposits on derivative financial instruments		14,987	15,322
Allowance for the impairment of other receivables		(17,552)	(16,647)
Judicial deposits		10,466	11,900
Other		1,039	1,059
Total Current		1,283,857	250,307

(1)                   As of September 30, 2015, the net position held by the Company with the FOCEDE is comprised of the following:

09.30.15
Fixed charge Res. 347/12 collected from customers and not transferred	(6,077)
Funds received in excess of that transferred to FOCEDE from fixed charge Res. 347/12	120,461
Outstanding receivables from extraordinary Investment Plan	234,221
Provision for FOCEDE expenses	(137,745)
210,860

The roll forward of the allowance for the impairment of other receivables is as follows:

	09.30.15	09.30.14
Balance at beginning of year	16,647	20,412
Increase	905	297
Decrease	-	(4,771)
Recovery	-	(1,839)
Balance at end of period	17,552	14,099

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

10.               Trade receivables

	09.30.15	12.31.14
Current:
Sales of electricity - Billed (1)	719,948	641,920
Sales of electricity – Unbilled	218,233	207,653
Framework Agreement	101,021	75,815
National Fund of Electricity	-	3,428
Fee payable for the expansion of the transportation and others	20,154	16,851
Receivables in litigation	22,827	21,844
Allowance for the impairment of trade receivables	(85,022)	(84,562)
Total Current	997,161	882,949

(2)                  Net of stabilization factor.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	09.30.15	09.30.14
Balance at beginning of year	84,562	73,185
Increase	21,938	12,853
Decrease	(21,478)	(4,763)
Balance at end of period	85,022	81,275

11.                Financial assets at fair value through profit or loss

	09.30.15	12.31.14
Current
Government bonds	-	21,150
Money market funds	1,138,156	233,297
Total current	1,138,156	254,447

12.               Cash and cash equivalents

	09.30.15	12.31.14	09.30.14
Cash and banks	49,635	38,691	35,904
Time deposits	28,645	4,852	4,777
Money market funds	99,903	135,537	63,814
Total cash and cash equivalents	178,183	179,080	104,495

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

13.               Share capital and additional paid-in capital

As of September 30, 2015, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Section 206 – Argentine Business Organizations Law

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2015, the Company shareholders, based on the Company’s current financial position and the development thereof since the beginning of fiscal year 2015 as a consequence of the impact caused by the application of SE Resolution 32/15, which would prompt the Company, in the short term, to improve its financial position and thereby rectify the situation of mandatory share capital reduction to which it was exposed as of December 31, 2014, resolved not to reduce the Company’s share capital and instructed the Board of Directors to call an Extraordinary Shareholders’ Meeting if, due to the results of operations for the next three-month periods, the Company would once again become subject to compliance with the mandatory reduction of share capital set forth in section 206 of the Argentine Business Organizations Law. Therefore, it was also decided not to introduce the amendment to the By-Laws arising from the described situation. Due to the financial situation disclosed as of September 30, 2015, the Company is no longer subject to the mandatory share capital reduction set forth in the aforementioned section of the Argentine Business Organizations Law.

14.               Trade payables

	09.30.15	12.31.14
Non-current
Suppliers	-	364
Customer guarantees	65,574	60,743
Customer contributions	97,415	118,298
Funding contributions - substations	51,700	51,700
Total Non-current	214,689	231,105

Current
Payables for purchase of electricity - CAMMESA (1)		2,257,059
Provision for unbilled electricity purchases - CAMMESA		305,890
Suppliers	552,508	570,434
Customer contributions	135,191	148,076
Funding contributions - substations	22,780	18,432
Related parties (Note 25.c)	1,586	-
Total Current	4,012,074	3,299,891

(1)   As of September 30, 2015 and December 31, 2014 net of $ 3.2 billion and $ 3.4 billion, respectively, offset in accordance with the provisions of SE Resolution 250/13, subsequent Notes and SE Resolution 32/15. The respective LVFVD were issued on July 22, 2015.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

15.                Other payables

	09.30.15	12.31.14
Non-current
Loans (mutuum) with CAMMESA	956,816	506,753
ENRE penalties and discounts	1,209,133	1,032,193
Liability with FOTAE	151,419	105,641
Total Non-current	2,317,368	1,644,587

Current
Program for the rational use of electric power (1)		17,522
ENRE penalties and discounts	60,266	70,589
Liability with FOCEDE (2)	-	85,386
Related parties (Note 25.c)	2,425	2,706
Advances for works to be performed	38,082	10,650
Other	124	243
Total Current	100,897	187,096

(1)    As of September 30, 2015 and December 31, 2014, net of $ 2.2 billion and $ 2.2 billion, respectively, offset in accordance with the provisions of SE Resolution 250/13, subsequent Notes and SE Resolution 32/15. The respective LVFVD were issued on July 22, 2015.

(2)    As of December 31, 2014, the net position held by the Company with the FOCEDE is comprised of the following:

12.31.14
Fixed charge Resolution 347/12 charged to customers and not transferred
Funds received in excess of the amount transferred to the FOCEDE for fixed charge Resolution 347/12
Receivable from funds pending collection for Extraordinary Investment Plan
Provision for FOCEDE expenses	97,701
85,386

16.               Borrowings

	09.30.15	12.31.14
Non-current
Corporate notes (1)	1,710,598	1,598,442
Related parties (Note 25.c)	57,184	-
Total non-current	1,767,782	1,598,442

Current
Interest	78,524	33,961
Related parties (Note 25.c)	2,605	-
Total current	81,129	33,961

(1)    Net of debt repurchase and issuance expenses.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

17.                Salaries and social security taxes

	09.30.15	12.31.14
Non-current
Early retirements payable	4,437	3,116
Seniority-based bonus	77,000	59,742
Total non-current	81,437	62,858

Current
Salaries payable and provisions	593,601	543,564
Social security payable	65,313	64,899
Early retirements payable	4,162	2,186
Total current	663,076	610,649

18.               Income tax and tax on minimum presumed income / Deferred tax

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2014, except for the following:

	09.30.15	12.31.14
Deferred tax assets
Inventories	199	197
Derivative financial instruments	-	2,063
Trade receivables and other receivables	34,705	26,851
Trade payables and other payables	358,412	347,324
Salaries and social security payable	20,346	20,935
Benefit plans	70,560	56,323
Tax liabilities	14,082	13,893
Provisions	80,207	47,657
Deferred tax asset	578,511	515,243

Deferred tax liabilities
Property, plants and equipments	(469,286)	(417,006)
Financial assets at fair value through profit or loss	(4,959)	-
Borrowings	(10,073)	(11,070)
Deferred tax liability	(484,318)	(428,076)

Net deferred tax assets	94,193	87,167

Taking into account prior year tax losses and the sensitivity of the variables used in the projection of the tax result for 2015, such as the devaluation of the peso and the salary hikes, at the date of these financial statements the Company Management has concluded that there is still no solid and conclusive evidence to recognize prior year tax losses. As of September 30, 2015, the aforementioned tax losses amount to $ 278.2 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

The detail of the income tax charge is as follows:

	09.30.15	09.30.14
Deferred tax	7,026	69,342
Current tax	(583,053)	-
Income tax expense	(576,027)	69,342

	09.30.15	09.30.14
Profit (Loss) before taxes	1,514,900	(1,513,043)
Applicable tax rate	35%	35%
(Loss) Gain Profit at the tax rate	(530,215)	529,565

Gain from interest in joint ventures	1	2
Other	(1)	-
Subtotal	(530,215)	529,567

Unrecognized net deferred tax assets/liabilities	(3,479)	(495,010)
Difference between provision and tax return	(42,333)	34,785
Income tax expense	(576,027)	69,342

19.               Tax liabilities

	09.30.15	12.31.14
Non-current
Tax regularization plan	2,232	3,164
Total Non-current	2,232	3,164

Current
Income tax provision net of the minimum presumed income tax credit		-
Tax on minimum national income tax payable, net	-	14,730
Provincial, municipal and federal contributions and taxes		67,999
Tax withholdings	48,066	34,625
SUSS (Social Security System) withholdings	1,689	1,485
Municipal taxes	42,355	39,870
Tax regularization plan	1,851	1,774
Total Current	747,969	160,483

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

20.              Provisions

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.14	112,095	24,068

Increases	57,605	58,075
Decreases	-	(22,680)
At 09.30.15	169,700	59,463

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.13	83,121	10,667

Increases	33,228	26,067
Decreases	(4)	(27,366)
At 09.30.14	116,345	9,368

21.               Revenue from sales

	09.30.15	09.30.14
Sales of electricity (1)	2,851,379	2,703,446
Right of use on poles	55,933	41,328
Connection charges	3,006	2,884
Reconnection charges	872	545
Total Revenue from sales	2,911,190	2,748,203

(1)   Includes revenue from the application of Resolution 347/12 for $ 417.1 million and $ 397.7 million for the nine-month periods ended September 30, 2015 and 2014, respectively.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

22.              Expenses by nature

The detail of the expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	1,353,039	220,664	239,485	1,813,188
Pension plans	47,570	7,758	8,420	63,748
Communications expenses	9,312	44,136	2,293	55,741
Allowance for the impairment of trade and other receivables	-	22,843	-	22,843
Supplies consumption	160,721	-	13,280	174,001
Leases and insurance	375	-	43,908	44,283
Security service	31,341	644	16,206	48,191
Fees and remuneration for services	366,952	237,652	123,349	727,953
Public relations and marketing	-	-	6,677	6,677
Advertising and sponsorship	-	-	3,439	3,439
Reimbursements to personnel	930	160	653	1,743
Depreciation of property, plants and equipments	172,544	23,248	8,288	204,080
Directors and Supervisory Committee members’ fees	-	-	2,692	2,692
ENRE penalties	188,145	9,090	-	197,235
Taxes and charges	-	34,712	7,803	42,515
Other	207	54	2,633	2,894
At 09.30.15	2,331,136	600,961	479,126	3,411,223

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of September 30, 2015 for $ 199.7 million.

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	955,598	173,510	162,426	1,291,534
Pension plans	20,016	3,634	3,402	27,052
Communications expenses	8,590	29,648	2,102	40,340
Allowance for the impairment of trade and other receivables	-	13,150	-	13,150
Supplies consumption	159,062	-	8,120	167,182
Leases and insurance	6,769	-	24,878	31,647
Security service	19,812	192	10,516	30,520
Fees and remuneration for services	539,010	187,849	92,476	819,335
Public relations and marketing	-	-	4,124	4,124
Advertising and sponsorship	-	-	2,124	2,124
Reimbursements to personnel	828	250	1,169	2,247
Depreciation of property, plants and equipments	153,744	12,198	7,567	173,509
Directors and Supervisory Committee members’ fees	-	-	2,182	2,182
ENRE penalties	179,100	11,330	-	190,430
Taxes and charges	-	29,150	5,648	34,798
Other	182	49	1,142	1,373
At 09.30.14	2,042,711	460,960	327,876	2,831,547

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of September 30, 2014 for $ 112.8 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

23.              Net financial expense

	09.30.15	09.30.14
Financial income
Commercial interest	34,606	32,477
Financial interest	23,590	131,985
Total financial income	58,196	164,462

Financial expenses
Interest and other (1)	(93,811)	(134,244)
Fiscal interest	(2,576)	(4,999)
Commercial interest (3)	(38,532)	(337,702)
Bank fees and expenses	(15,624)	(7,759)
Total financial expenses	(150,543)	(484,704)

Other financial results
Exchange differences	(170,130)	(404,319)
Adjustment to present value of receivables	3,201	4,462
Changes in fair value of financial assets (2)	107,039	69,317
Net gain from the repurchase of Corporate Notes		44,388
Other financial expense	(16,041)	(14,890)
Total other financial expense	(75,931)	(301,042)
Total net financial expense	(168,278)	(621,284)

(1)      Net of interest capitalized as of September 30, 2015 and 2014 for $ 192.2 million and $ 7.2 million, respectively.

(2)      Includes changes in the fair value of financial assets on cash equivalents as of September 30, 2015 and 2014 for $ 13.9 million and $ 17.6 million, respectively.

(3)      Net of the profit recorded due to the agreement with CAMMESA described in Note 2.a).

24.              Basic and diluted earnings (loss) per share

Basic

The basic earnings (loss) per share are calculated by dividing the result attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of September 30, 2015 and 2014, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings (loss) per share coincide with the diluted earnings (loss) per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	09.30.15	09.30.14
Profit (Loss) for the period attributable to the owners of the Company	938,873	(1,443,701)
Weighted average number of common shares outstanding	897,043	897,043
Basic and diluted earnings (loss) per share – in pesos	1.05	(1.61)

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

25.               Related-party transactions

•       The following transactions were carried out with related parties:

a.     Income

Company	Concept	09.30.15	09.30.14

CYCSA	Other income	-	4,956
PYSSA	Advertising on EDENOR bill	-	2
		-	4,958

b.    Expense

Company	Concept	09.30.15	09.30.14

EASA	Technical advisory services on financial matters	(15,979)	(14,821)
SACME	Operation and oversight of the electric power transmission system	(19,201)	(13,901)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	(110)	(205)
PYSSA	Financial and granting of loan services to customers	(62)	(69)
		(35,352)	(28,996)

•       The balances with related parties are as follow:

c.     Receivables and payables

	09.30.15	12.31.14
Other receivables - Non current
SACME	7,229	7,366
	7,229	7,366

Other receivables - Current
SACME	662	667
CYCSA	-	86
	662	753

	09.30.15	12.31.14
Trade and Other payables
SACME	(2,425)	(2,706)
EASA	(1,586)	-
	(4,011)	(2,706)

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2015 presented in comparative form  (continued)

	09.30.15	12.31.14
Borrowings - Non current
PEPASA	(57,184)
	(57,184)	-

Borrowings - Current
PEPASA	(2,605)	-
	(2,605)	-

d.    Key management personnel’s remuneration

	09.30.15	09.30.14
Salaries	52,545	42,249
	52,545	42,249

26.              Events after the reporting period

Acquisition of real property:

On October 7, 2015, the Company Board of Directors approved the making of an offer, for a total amount of $ 439.2 million, for the acquisition of a real property, in order to concentrate centralized funtions and reduce rental costs and the risk of future increases.

At the date of these financial statements, the Company, which has paid $13.2 million as a deposit, is negotiating with the seller the final terms and conditions in order to proceed to the definitive signing of the contract for the sale of property.

RICARDO TORRES
Chairman

Free translation from the original in Spanish for publication in Argentina

REPORT OF CONDENSED INTERIM FINANCIAL STATEMENTS´REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) which includes the condensed interim statement of financial position as of September 30, 2015, the related condensed interim statement of comprehensive income for the nine and three months periods ended September 30, 2015, the related condensed interim statements of changes in equity and cash flows for the nine-month period then ended with the complementary selected notes.

The amounts and other information related to fiscal year 2014 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible of preparation and presentation of the financial statements, in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) ,as the applicable accounting framework and incorporated by the National Securities Commission (CNV), as they were approved by the International Accounting Standards Board (IASB), and, therefore, it’s responsible for the preparation and issuance of the condensed interim financial statements mentioned in first paragraph in accordance with IAS 34 “Interim financial information”.

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as standard review in Argentina through Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Auditing Standards, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report, are not prepared in all material respects, in accordance with IAS 34.

Emphasis of matter paragraph

We draw the attention to the situation explained in Note 1 to the financial statements in relation to the economic and financial situation of the Company.

Report of compliance with regulations in force

In compliance with regulations in force, we report that:

a)      the condensed interim financial statements of the Company, are transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)      the condensed interim financial statements of the company arise from accounting records kept in all formal respects in conformity with legal regulations;

c)       we have read the summary of activity, and additional information to the notes of condensed interim financial statements required by section 68 of the Rules of the Stock Exchange of Buenos Aires and article 12 °, Chapter III, Title IV of the regulations of the National Securities Commission on which, as regards those matters that are within our competence, we have no observations to make;

d)      at September 30, 2015 the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $ 53,395,527, which were not yet due at that date.

Autonomous City of Buenos Aires, November 9, 2015

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Andrés Suarez Public Accountant (UBA) C.P.C.E. City of Buenos Aires T° 245 F° 61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 16, 2015